Exhibit 10. 1

Transition Agreement

This Transition Agreement made as of this 3rd day of April, 2008 by and between VistaPrint Limited (“VistaPrint”), VistaPrint USA, Incorporated (“VistaPrint USA” and, together with VistaPrint, the “Company”) and Anne S. Drapeau (“Ms. Drapeau”).

WHEREAS, Ms. Drapeau currently serves the Company as an Executive Vice President and as its Chief People Officer;

WHEREAS, Ms. Drapeau informed the Company of her desire to resign all positions she currently holds with the Company to pursue other employment; and

WHEREAS, the Company and Ms. Drapeau believe that it is in both of their interests for her to continue her employment until September 30, 2008 (the “Resignation Date”) pursuant to the provisions set forth in this Transition Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained herein, the parties agree as follows.

1. Contractual Status. The Company and Ms. Drapeau agree that she will remain employed by the Company in either her current position or in another position designated by the Company from the date of this Transition Agreement until September 30, 2008 (the “Contractual Period”). During the Contractual Period, Ms. Drapeau will continue to receive the same level of pay and benefits from the Company that she received immediately prior to the execution of this Transition Agreement. In addition, provided Ms. Drapeau remains employed by the Company through the Resignation Date, the Company will provide her with (i) a bonus for the fiscal year ending June 30, 2008 (“Fiscal 2008”) and (ii) a prorated bonus for the fiscal year ending June 30, 2009 (“Fiscal 2009”) relating to the period from July 1, 2008 to the Resignation Date, in each case in accordance with its normal practices. The amounts payable pursuant to this Section 1 shall be subject to the terms and conditions set forth in Exhibit A.

2. Early Termination.

(i) If the Company terminates Ms. Drapeau’s employment other than for “Cause” prior to the Resignation Date, the Company shall pay her the compensation she would have earned from the effective date of the termination until the Resignation Date and it will pay her a bonus for Fiscal 2008 (if such termination occurs during Fiscal 2008) or for Fiscal 2009 (if such termination occurs during Fiscal 2009) prorated through the Resignation Date. Such payment will be made in a lump sum within fifteen (15) days of her date of termination without Cause. In addition, (i) each of Ms. Drapeau’s outstanding options to purchase shares of VistaPrint to the extent not currently exercisable that would have vested on or before the Resignation Date but for such termination of employment shall become immediately exercisable as to such number of shares as would have become vested as of the Resignation Date had Ms. Drapeau’s employment not been so terminated and (ii) any restricted stock award subject to a right of repurchase by VistaPrint shall become vested as to such number of shares as would have become vested as of the

Resignation Date had Ms. Drapeau’s employment not so terminated and such vested shares shall no longer be subject to a right of repurchase by VistaPrint. The amounts payable pursuant to this Section 2 shall be subject to the terms and conditions set forth in Exhibit A. For purposes of this Transition Agreement, “Cause” means:

(a) Ms. Drapeau’s willful and continued failure to substantially perform her reasonable assigned duties (other than any such failure resulting from incapacity due to physical or mental), which failure is not cured within 30 days after a written demand for substantial performance is received by Ms. Drapeau from the Board which specifically identifies the manner in which the Board of Directors believes she has not substantially performed her duties; or

(b) Ms. Drapeau’s willful engagement in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company.

(ii) If the Contractual Period terminates for any reason other than a termination by the Company without Cause, Ms. Drapeau shall only be entitled to receive the pay and benefits she earned as of the termination date.

3. Termination of the Executive Retention Agreement. This Transition Agreement supersedes and replaces in its entirety the Executive Retention Agreement between the parties dated September 12, 2005, as amended, which shall hereafter be null and void and of no further force and effect.

4. Non-Disclosure, Non-Competition and Non-Solicitation Obligations Ms. Drapeau acknowledges and reaffirms her obligation, consistent with applicable law, to keep confidential and not to disclose any and all non-public information concerning the Company that she acquired during the course of her employment with the Company, including, but not limited to, any non-public information concerning the Company’s business affairs, business prospects and financial condition, as is stated more fully in the Invention and Non-Disclosure Agreement she executed, which remains in full force and effect. Ms. Drapeau further acknowledges and reaffirms her obligations under the Non-Competition and Non-Solicitation Agreement she previously executed for the benefit of the Company, which also remains in full force and effect.

5. Return of Company Property. Ms. Drapeau agrees and warrants that on or before her final date of employment with the Company, she will return to the Company all keys, files, records (and copies thereof), equipment (including, but not limited to, computer hardware, software and printers, wireless handheld devices, cellular phones, pagers, etc.), Company identification, Company vehicles and any other Company-owned property in her possession or control, and that she will leave intact all electronic Company documents, including, but not limited to, those which she developed or helped develop during his employment. Ms. Drapeau further agrees and warrants that on or before her final date of employment with the Company she will have cancelled all accounts for her benefit, if any, in the Company’s name, including, but not limited to, credit cards, telephone charge cards, cellular phone and/or pager accounts and computer accounts.

6. Amendment. This Transition Agreement shall be binding upon the parties and may not be modified in any manner, except by an instrument in writing of concurrent or subsequent date signed by duly authorized representatives of the parties hereto. This Transition Agreement is binding upon and shall inure to the benefit of the parties and their respective agents, assigns, heirs, executors, successors and administrators.

7. No Waiver. No delay or omission by either party in exercising any right under this Transition Agreement shall operate as a waiver of that or any other right. A waiver or consent given by a party on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.

8. Validity. Should any provision of this Transition Agreement be declared or be determined by any court of competent jurisdiction to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby and said illegal and/or invalid part, term or provision shall be deemed not to be a part of this Transition Agreement.

9. Voluntary Assent. Ms. Drapeau affirms that no other promises or agreements of any kind have been made to or with her by any person or entity whatsoever to cause her to sign this Transition Agreement, and that she fully understand the meaning and intent of this agreement. Ms. Drapeau states and represents that she has had an opportunity to fully discuss and review the terms of this Transition Agreement with an attorney.

10. Section 409A. The Company makes no representation or warranty and shall have no liability to Ms. Drapeau or any other person if any provisions of this Transition Agreement are determined to constitute deferred compensation subject to Section 409A but do not satisfy the conditions of such section.

11. Applicable Law. This Transition Agreement shall be interpreted and construed by the laws of the Commonwealth of Massachusetts, without regard to conflict of laws provisions. The parties hereby irrevocably submit to and acknowledge and recognize the jurisdiction of the courts of the Commonwealth of Massachusetts, or if appropriate, a federal court located in Massachusetts (which courts, for purposes of this Transition Agreement, are the only courts of competent jurisdiction), over any suit, action or other proceeding arising out of, under or in connection with this Transition Agreement or the subject matter hereof.

12. Entire Agreement. This Transition Agreement, together with the Invention and Non-Disclosure Agreement and the Non-Competition and Non-Solicitation Agreement, contains and constitutes the entire understanding and agreement between the parties hereto and cancels all previous oral and written negotiations, agreements, commitments and writings in connection therewith. Nothing in this paragraph, however, shall modify, cancel or supersede the obligations of Ms. Drapeau set forth in paragraph 4 herein.

[SIGNATURE PAGE FOLLOWS]

VISTAPRINT LIMITED		Anne S. Drapeau

By:	/s/ Janice Richardson-Trott	/s/ Anne S. Drapeau
Name:	Janice Richardson-Trott
Title:	Secretary

VISTAPRINT USA, INCORPORATED

By:	/s/ Robert S. Keane
Name:	Robert S. Keane
Title:	President & CEO

Exhibit A: Payments subject to Section 409A

Subject to the provisions in this Exhibit A, any severance payments or benefits under the Transition Agreement shall begin only upon the date of Ms. Drapeau’s “separation from service” (determined as set forth below) which occurs on or after date of the termination of Ms. Drapeau’s employment. The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to Ms. Drapeau under the Transition Agreement:

1. It is intended that each installment of the severance payments and benefits provided under the offer letter shall be treated as a separate “payment” for purposes of Section 409A of the Internal Revenue Code and the guidance issued thereunder (“Section 409A”). Neither the Company nor Ms. Drapeau shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A.

2. If, as of the date of Ms. Drapeau’s “separation from service” from the Company, Ms. Drapeau is not a “specified employee” (within the meaning of Section 409A), then each installment of the severance payments and benefits shall be made on the dates and terms set forth in the Transition Agreement.

3. If, as of the date of Ms. Drapeau’s “separation from service” from the Company, Ms. Drapeau is a “specified employee” (within the meaning of Section 409A), then:

a. Each installment of the severance payments and benefits due under the Transition Agreement that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the separation from service occurs, be paid within the Short-Term Deferral Period (as hereinafter defined) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A. For purposes of this Transition Agreement, the “Short-Term Deferral Period” means the period ending on the later of the 15th day of the third month following the end of Ms. Drapeau’s tax year in which the separation from service occurs and the 15th day of the third month following the end of the Company’s tax year in which the separation from service occurs; and

b. Each installment of the severance payments and benefits due under the Transition Agreement that is not described in paragraph 3(a) above and that would, absent this subsection, be paid within the six-month period following Ms. Drapeau’s “separation from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, Ms. Drapeau’s death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following Ms. Drapeau’s separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of severance payments and benefits if and to the maximum extent that that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of Ms. Drapeau’s second taxable year following the taxable year in which the separation from service occurs.

4. The determination of whether and when Ms. Drapeau’s separation from service from the Company has occurred shall be made and in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h). Solely for purposes of this paragraph 4, “Company” shall include all persons with whom the Company would be considered a single employer under Section 414(b) and 414(c) of the Code.

5. All reimbursements and in-kind benefits provided under the Transition Agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A.